# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DIGITALBRIDGE GROUP INC, CIK 0001679688
CUSIP: 25401T603
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 750 PARK OF COMMERCE DRIVE, SUITE 210, BOCA RATON, Florida (FL), 33487
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001897612-24-001959
Filed by CIK 0001897612

## Reporting persons
- T. Rowe Price Investment Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 5,342,763; shared voting power 0; sole dispositive power 5,342,763; shared dispositive power 0; aggregate amount beneficially owned 5,342,763 (3.1% of the class)

## Item 1. Issuer
Name of issuer: DIGITALBRIDGE GROUP INC
Address of issuer's principal executive offices: 750 PARK OF COMMERCE DRIVE, SUITE 210, BOCA RATON, FL, 33487

## Item 2. Person Filing
Name of person filing: T. Rowe Price Investment Management, Inc.
Address of principal business office or, if none, residence: 101 E. Pratt Street, Baltimore, MD 21201
Citizenship: Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5342763
Percent of class: 3.1
Sole power to vote or to direct the vote: 5342763
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5342763
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. T. Rowe Price Investment Management, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Investment Management is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

## Signatures
- T. Rowe Price Investment Management, Inc.: Ellen York, Vice President (02/14/2025)